Exhibit (a)(1)(D)

Offer to Purchase for Cash

by

MARCHEX, INC.

and

EDENBROOK CAPITAL, LLC

of

Up to 10,000,000 Shares of Class B Common Stock of

Marchex, Inc.

at

a Purchase Price of $2.15 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 7, 2020 UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”).

September 23, 2020

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Whereas Marchex, Inc., a Delaware corporation (the “Company”), Edenbrook Long Only Value Fund, LP, a Delaware limited partnership, and Edenbrook Value Fund, LP, a New York limited partnership, each of which are managed by Edenbrook Capital, LLC, a New York limited liability company (“Edenbrook Capital” and, together with Edenbrook Long Only Value Fund, LP and Edenbrook Value Fund, LP, “Edenbrook”, and together with the Company, the “Purchasers”), are offering to purchase up to 10,000,000 shares of Class B Common Stock, par value $0.01 per share of the Company (the “common stock”) in the aggregate, at a price of $2.15 per share, net to the seller in cash, less any applicable tax withholding and without interest, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated September 23, 2020 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, with any supplements or amendments thereto, collectively constitute the “Offer”). The Offer is conditioned on a minimum of 3,000,000 shares being properly tendered, so if fewer than 3,000,000 shares are properly tendered, the Purchasers will not purchase any of the shares. The Company and Edenbrook will each purchase 50% of those shares properly tendered. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.

Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.	Amended and Restated Offer to Purchase dated September 23, 2020;

2.	Amended and Restated Letter of Transmittal, for your use in accepting the Offer and tendering shares of and for the information of your clients;

3.

Form of letter that you may send to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.

Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary and Paying Agent before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time.

Certain conditions to the Offer are described in Section 7 of the Offer to Purchase.

We urge you to contact your clients promptly. Please note that the Offer, proration period and withdrawal rights will expire at 11:59 p.m., New York City time, on October 7, 2020, unless the offer is extended.

Under no circumstances will we pay interest on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

The Purchasers will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Information Agent and the Depositary and Paying Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Purchasers will, on request, reimburse you for reasonable and necessary costs and expenses, such as customary mailing and handling expenses, incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Purchasers will pay or cause to be paid all stock transfer taxes, if any, to its purchase of shares pursuant to the Offer, except as otherwise provided in Instruction 7 in the Letter of Transmittal.

Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Equiniti (US) Services LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, Edenbrook, the Depositary and Paying Agent, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.